Via Facsimile and U.S. Mail
Mail Stop 4720

January 22, 2010

Mr. Andrew R. Speaker
President and Chief Executive Officer
Mercer Insurance Group, Inc.
10 North Highway 31
P.O. Box 278
Pennington, NJ 08534

Re: Mercer Insurance Group, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 16, 2009
File No. 000-25425
DEF14A
Filed March 18, 2009
File No. 000-25425

Dear Mr. Speaker:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director